November 1, 2018

Clarence H. Smith
Chairman of the Board, President and Chief Executive Officer
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, GA

       Re: Haverty Furniture Companies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 2, 2018
           File No. 001-14445

Dear Mr. Smith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products